# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NeuroPace Inc, CIK 0001528287
CUSIP: 641288105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 455 N. BERNARDO AVENUE, MOUNTAIN VIEW, California (CA), 94043
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001657662

## Reporting persons
- KCK LTD.: type of reporting person: other (OO); citizenship or place of organization: Bermuda (D0); sole voting power 0; shared voting power 5,270,845; sole dispositive power 0; shared dispositive power 5,270,845; aggregate amount beneficially owned 5,270,845 (17.7% of the class)

## Item 1. Issuer
Name of issuer: NeuroPace Inc
Address of issuer's principal executive offices: 455 N. BERNARDO AVENUE, MOUNTAIN VIEW, CALIFORNIA, 94043.

## Item 2. Person Filing
Name of person filing: KCK Ltd.
Address of principal business office or, if none, residence:
KCK Ltd.
Corner House
20 Parliament Street
Hamilton, Bermuda HM12
Citizenship: Bermuda

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,270,845 shares of Common Stock*
Percent of class:
17.7% (based on 29,848,101 shares of Common Stock outstanding as reported in the Issuer?s Form
10-Q filed on November 12, 2024)
Sole power to vote or to direct the vote: 5,270,845 shares of Common Stock*
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,270,845 shares of Common Stock*
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- KCK LTD.: /s/ Raphael Metz, Raphael Metz / Secretary (02/11/2025)